J Sainsbury plc

18 June 2008

First Quarter Trading Statement for 12 weeks to 14 June 2008

First quarter delivers continued sales growth momentum

Highlights

- **Total sales for first quarter up 8.1 per cent (4.5 per cent excluding fuel) (1)**
- **Like-for-like sales for first quarter up 7.3 per cent (3.4 per cent excluding fuel) (1)**

Justin King, chief executive, said: "We've delivered another good performance in line with our expectations with like-for-like sales growth, excluding fuel, of 3.4 per cent. This result was on top of strong comparative growth in the first quarter of last year. Fuel price inflation has driven further sales growth with like-for-like sales for the first quarter, including fuel, up 7.3 per cent.

"Our universal appeal provides customers with great quality products whatever their budget. We have enhanced our promotional offer, providing clear and simple deals for customers, further expanded our 'basics' range which continues to show strong sales growth, and launched our 'Feed your Family for a Fiver' campaign. This campaign features a combination of advertising and in-store tip cards which show customers how to get the best value from their shop by providing healthy, fresh and tasty meal ideas for a family of four for £5 or under.

"Non-food continues to grow strongly as we have expanded these ranges and introduced them into new and extended stores. The online operation is continuing to perform well, with sales growth at over 40 per cent. We continue to drive improvements in our operations in-store and throughout the supply chain. Product availability and customer service have stepped up significantly since the previous year and during the quarter recorded their highest levels since our mystery customer measurements began.

"During the quarter we opened four new supermarkets, including one replacement. Two supermarkets were extended and a further nine were refurbished. We also completed the sale of 22 out of the 36 convenience stores which were announced for closure in March 2008.

"The challenging economic environment continued throughout the quarter. However, we are now serving nearly 18 million customers a week (2) and have delivered sales growth in line with our expectations. Whilst we anticipate that the environment will remain challenging, we operate from a strong financial position and our expectations for the full year remain unchanged."

Enquiries:
Investor Relations
Elliot Jordan
+44 (0) 20 7695 493

Media
Pip Wood
+44 (0) 20 7695 6127

Notes

(1) Easter adjusted for comparative purposes. The first quarter of 2008/09 included one Easter Monday trading week compared to one Good Friday trading week and one Easter Monday trading week in the first quarter of 2007/08.
(2) Customer numbers: As stated in the Preliminary statement issued on 14 May 2008, customer numbers for the Bells and Jacksons convenience stores total approximately 1.3 million a week. As the conversion of these stores to be Sainsbury's Locals has now been completed, these customer visits have been included within the reported figure and will be quoted on this basis going forward.
(3) Certain statements made in this announcement are forward looking statements. Such statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual results to differ materially from any expected future events or results referred to in these forward looking statements. Unless otherwise required by applicable law, regulation or accounting standard, we do not undertake any obligation to update or revise any forward looking statements, whether as a result of new information, future developments or otherwise.
(4) A conference call will take place at 8:45am BST. To listen to the audio webcast we recommend that you register in advance. To do so please visit www.j-sainsbury.co.uk prior to the event and follow the on-screen instructions. To view the transcript of the conference call, go to www.j-sainsbury.co.uk on 20 June 2008.
(5) Sainsbury's will announce its second quarter trading results for 16 weeks to 4 October 2008 on 8 October 2008.